SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                         Report of a Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16
                   of the Securities Exchange Act of 1934

                      For the month of September 2002

                             ASML Holding N.V.

                                De Run 1110
                             5503 LA Veldhoven
                              The Netherlands
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                     Form 20-F X         Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                      Yes __              No X
                                            ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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Exhibits


99.1 "ASML Selects Leader Koo as President, Track business," dated September 12, 2002.

99.2 "ASML MaskTools to Showcase New MaskWeaver Product During 2002 BACUS Symposium On Photomask Technology (Media Advisory)," dated September 24, 2002.

99.3        "A Closer Look at ASML" presentation to analysts dated
            September 27, 2002.

             "Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.


                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              ASML HOLDING N.V. (Registrant)

Date:  October 11, 2002                        By: /s/ Peter T.F.M. Wennink
                                                  -----------------------------
                                                  Peter T.F.M. Wennink
                                                  Vice President of Finance/
                                                  Administration and Chief
                                                  Financial Officer